Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

March 9, 2015

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kraig Biocraft Laboratories, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 30, 2015 File No. 333-199820

Dear Ms. Long,

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) the Pre-Effective Amendment No. 3 (“S-1/A No. 3”) to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated February 10, 2014 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of S-1/A No. 3.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Selling Shareholder, page 14

1.
We note your response to comment three of our letter dated November 20, 2014. Please note that our comment was not limited to the last three fiscal years. Please revise to disclose all past transactions with Calm Seas and any of its affiliates and the impact of those transactions on the market price of your stock.

Response:

The Company has revised the Registration Statement accordingly.

Comment #2:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.
Your response to comment 4 of our letter dated November 20, 2014 appears to simply repeat quantitative information found in the financial statements without providing insight into the management’s understanding of the drivers of change in the line items that you discuss, nor why you decide to “break out separately” legal fees reimbursed to the University of Notre Dame. We also note that you continue to present the information regarding your general and administrative expenses twice. Please refer to comment 4 of our letter dated November 20, 2014 and SEC Interpretive Release 33-8350, and please revise.

The Company has revised the Registration Statement accordingly.

In addition, the Company understands that the financial statements of the Company included in the S-1/A No. 3 need to be updated in compliance of Rule 8-08 of Regulation S-X.  The Company will file the Company’s audited financial statements for the year ended December 31, 2014 by a subsequent amendment to the Registration Statement.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Kim Thompson
Name:	Kim Thompson
Title:	Chief Executive Officer

Encl.